Exhibit 99.1

ALIBABA GROUP HOLDING LIMITED

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “General Meeting”) of Alibaba Group Holding Limited (the “Company” or “we”) will be held virtually by electronic means on September 28, 2023 at 7:00 p.m., Hong Kong Time, or 7:00 a.m., New York Time.

Holders of the Company’s ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”), as of the Ordinary Shares Record Date (as defined below) and holders of American depositary shares (“ADSs”), each representing eight Ordinary Shares, as of the ADS Record Date (as defined below) are cordially invited to attend the General Meeting or send their proxy forms or voting instructions in advance.

The General Meeting will be held virtually by electronic means. There will be separate live webcasts of the General Meeting for holders of Ordinary Shares (the “Ordinary Shares Virtual Meeting”) and for holders of ADSs (the “ADS Virtual Meeting” and together with the Ordinary Shares Virtual Meeting, the “Virtual Meetings”). Details of the arrangements for the Virtual Meetings are set out in the proxy statement (which proxy statement is hereby incorporated into this notice by reference).

You can review and download this meeting notice, the proxy statement and the proxy form, at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com.

Please see below for further details and instructions on sending your proxy forms or voting instructions, and accessing and attending the Virtual Meetings.

AGENDA

The General Meeting will be held for the following purposes:

•	To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

Proposal 1:	To elect three directors, further details of which are set out in the proxy statement.

Proposal 2:	To ratify the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively, for the fiscal year ending March 31, 2024.

•	To consider and transact such other business as may properly come before the General Meeting or any adjournment or adjournments thereof.

Further details of the proposals above are set out in the proxy statement.

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on August 15, 2023, Hong Kong Time, as the record date of ordinary shares (the “Ordinary Shares Record Date”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting and any adjourned meeting thereof or send their proxy forms or voting instructions in advance.

Holders of record of ADSs as of the close of business on August 15, 2023, New York Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

PROXY FORMS, VOTING INSTRUCTIONS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the General Meeting. Please refer to the proxy form, which is incorporated by reference into and as a part of this notice, and also the proxy statement for further details and instructions.

If you hold Ordinary Shares indirectly through a brokerage firm, bank or other financial institution, you must return a voting instruction form to your brokerage firm, bank or other financial institution. Please separately contact your brokerage firm, bank or other financial institution for information on how to vote.

A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the ADS Voting Card, which is incorporated by reference into and as a part of this notice, and also the proxy statement for further details and instructions.

Your vote is important. You are urged to complete, sign, date and return the proxy form to us (for those who hold Ordinary Shares directly), your voting instructions to your brokerage firm, bank or other financial institutions (for those who hold Ordinary Shares indirectly) or your ADS Voting Card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights.

If you hold Ordinary Shares directly, we must receive your duly completed, signed and dated proxy form by no later than 7:00 p.m., Hong Kong Time, on September 26, 2023 to ensure your representation at the General Meeting.

If you hold Ordinary Shares indirectly, please contact your brokerage firm, bank or other financial institution for the relevant voting deadline.

For holders of ADSs, Citibank, N.A. must receive your ADS Voting Card by no later than 10:00 a.m., New York Time, on September 20, 2023 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the General Meeting.

ACCESSING THE VIRTUAL MEETINGS

Both holders of Ordinary Shares and holders of ADSs as of the Ordinary Shares Record Date and ADS Record Date, respectively, may attend the General Meeting through accessing the Virtual Meetings. Attendees of the Virtual Meetings may submit questions online. Due to the time limit, only selected questions will be answered at the discretion of the chairperson of the meeting.

Ordinary Shares Virtual Meeting

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting. Those who hold the Company’s Ordinary Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend and vote at the General Meeting.

Registered holders of Ordinary Shares (i.e., those who hold Ordinary Shares directly) and non-registered holders of Ordinary Shares (i.e., those who hold Ordinary Shares indirectly) can attend, vote and raise questions at the General Meeting through online access by visiting the website – https://meetings.computershare.com/Alibaba2023AGM (the “Online Platform”). By logging in the Online Platform, Shareholders will be able to view a live webcast of the General Meeting, submit questions, and cast vote in real-time. The Company strongly encourages holders of Ordinary Shares to attend, participate and vote at the General Meeting by visiting the Online Platform. The Online Platform will be open for login 30 minutes before the commencement of the General Meeting and can be accessed with Internet connection by a smart phone, tablet device or computer.

Login details for registered holders of Ordinary Shares

Login details to access the Online Platform will be included in the Company’s notification letter dispatched to the registered holders of Ordinary Shares together with this meeting notice and related documents by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited.

Login details for non-registered holders of Ordinary Shares

Non-registered holders of Ordinary Shares who wish to attend and vote at the General Meeting using the Online Platform should:

(1)	contact and instruct their intermediary through which their Ordinary Shares are held to appoint themselves as proxies or corporate representatives to attend the General Meeting; and

(2)	provide their email addresses to their intermediary before the time limit required by the relevant intermediary.

Login details to access the Online Platform will be sent by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, one day prior to the General Meeting, to the email address of the non-registered holders of Ordinary Shares provided by the intermediary.

Login details for proxies

In the event that any holder of Ordinary Shares appoints any person other than the representatives of the Company as set forth in the proxy form to be their proxy, login details to access the Online Platform will be sent by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, to the email address of such proxy provided in the returned proxy form.

If Shareholders have any enquiries pertaining to the arrangements for the Ordinary Shares Virtual Meeting, or the registration process, please contact the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited as follows:

Computershare Hong Kong Investor Services Limited
17M Floor, Hopewell Centre 183 Queen’s Road East
Wan Chai, Hong Kong

Telephone: +852 2862 8555

Facsimile: +852 2865 0990

Website: www.computershare.com/hk/contact

Voting

The Online Platform permits a split vote on a resolution. A holder of Ordinary Shares (both registered and non-registered) entitled to more than one vote need not cast all of his/her/its votes or does not have to vote his/her/its shares in the same way. In the case of a proxy, the proxy can vote such number of shares and in a way in respect of which he/she has been appointed as a proxy.

The Company encourages holders of Ordinary Shares to exercise their right to vote at the General Meeting by appointing the representatives of the Company as set forth in the proxy form as their proxy.

Where there are joint registered holders of any Ordinary Share(s), any one of such persons may vote at the General Meeting, either through Online Platform or by proxy, in respect of such Ordinary Share(s) as if he/she is solely entitled to, but if more than one of such joint holders be present at the General Meeting through Online Platform only one device is allowed per login or by proxy.

ADS Virtual Meeting

Holders of ADSs will not be able to vote through the ADS Virtual Meeting. Therefore, if you plan on attending the General Meeting through accessing the ADS Virtual Meeting, please send in your ADS Voting Card in advance.

Holders of ADSs may access the ADS Virtual Meeting at www.virtualshareholdermeeting.com/alibaba23. This website will be accessible on or shortly after the date of the proxy statement.

To log into the ADS Virtual Meeting, you will need a unique 16-digit control code, which the holders of ADSs will receive in the mail. With your 16-digit control code, you will be able to submit questions through the ADS Virtual Meeting prior to the meeting and in real- time during the meeting.

ANNUAL REPORT

You may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at www.alibabagroup.com/en/ir/home, or by contacting Alibaba Group Holding Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, attention: Investor Relations, telephone: +852 2215-5100, e-mail: investor@alibaba-inc.com.

By order of the Board of Directors

Kevin Jinwei ZHANG
Company Secretary

Hong Kong, China
August 16, 2023